NO ACT

DC
PE
1-29-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

08042841

Received SEC

MAR 2 4 2008

Washington, DC 20549

March 24, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Exxon Mobil Corporation
Incoming letter dated January 29, 2008

Dear Ms. Goodman:

This is in response to your letter dated January 29, 2008 concerning the shareholder proposal submitted to ExxonMobil by Chris Rossi. On January 3, 2008, we issued our response expressing our informal view that ExxonMobil could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Brian V. Breheny
Deputy Director

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED

APR 0 1 2008

THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

January 29, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 26471-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Request for Reconsideration by Exxon Mobil Corporation*
Shareholder Proposal Regarding Bonus Recoupment
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client Exxon Mobil Corporation (the "Company"), we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") reconsider its response dated January 3, 2008, denying the Company no-action relief with respect to a shareholder proposal and statement in support thereof (the "Proposal") received from Mr. Chris Rossi, who has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal (the "Proponent"). Should the Staff not reverse its position, we respectfully request that the Staff refer this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it involves both "matters of substantial importance" and "novel or highly complex" issues for the reasons discussed below. The Proponent submitted the Proposal for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials").

We believe that Staff reconsideration or Commission reversal is warranted because the response appears to be based on an overly "formalistic" approach to the substantially implemented standard in Rule 14a-8(i)(10) that the Commission rejected when it adopted amendments to the rule in 1998. In this regard, as discussed below and in the chart that accompanies this letter (<u>Exhibit A</u>), the Company has substantially implemented the essential objective of the Proposal—recoupment of unearned incentive payments.

BACKGROUND

The Proposal requests that the Company "adopt a bylaw to enable our company to recoup all unearned incentive bonuses or other incentive payments to all senior executives to the extent their corresponding performance targets were later reasonably determined to have not been achieved or resulted from error(s)." The Proponent previously submitted this Proposal for inclusion in the Company's 2007 proxy materials (the "2007 Proposal"). The 2007 Proposal was included in the Company's proxy statement and form of proxy for its 2007 annual meeting of shareholders, and it did not receive a majority vote at the meeting. Nevertheless, on October 31, 2007, the Company's Board of Directors (the "Board"), upon careful consideration of the 2007 Proposal and the Company's philosophy on the issue of executive compensation, adopted the Board Statement on Incentive Compensation in Case of Restatement attached as Exhibit B (the "Board Statement"). The Board Statement, which is available on the Company's website, demonstrates the Company's commitment to ensuring that senior executives do not profit on the basis of overstated results.

To implement the Board Statement, the Board also amended the Company's Short Term Incentive Program (attached hereto as Exhibit C) (the "Incentive Program Amendment," and collectively with the Board Statement, the "Board Actions"). This is the program under which incentive bonuses and other payments whose amounts are based on specific financial or operating results are currently granted and paid to the Company's executives. The Incentive Program Amendment provides that, in case of a material negative restatement of any financial or operating results of the Company, executive officers may be required to repay an amount corresponding to each award or portion of an award that the Compensation Committee determines would not have been granted or paid if the Company's results as originally published had been equal to the Company's results as subsequently restated. Paragraph (b) of Section XII specifically states that "[t]he obligations of reporting persons to make payments under this Section XII are independent of any involvement by those reporting persons in events that led to the restatement." Section XII, like other terms and conditions of the Short Term Incentive Program, is incorporated into each award granted under the Short Term Incentive Program.

Subsequent to the Board Actions, the Proponent submitted the Proposal requesting that the Company adopt a bylaw to enable it to recoup unearned incentive bonuses and other incentive payments to senior executives to the extent that their performance targets were later determined to not have been met. By letter dated December 7, 2007, the Company notified the Staff of its intention to omit the Proposal on the grounds that the Board Actions substantially implemented the Proposal. As set forth in that letter, and as discussed below, the Company believes that the Board Actions address the essential objective of the Proposal—recoupment of unearned incentive payments. Accordingly, the Company sought the Staff's concurrence that the Proposal could be omitted from the 2008 Proxy Materials under Rule 14a-8(i)(10). Copies of the original no-action request and subsequent correspondence relating to this request are included as Exhibit D.

On January 3, 2008, the Staff issued its response, noting that "[w]e are unable to concur in your view that ExxonMobil may exclude the proposal under Rule 14a-8(i)(10)" (the "Staff Response"). While the Staff Response did not include any explanation for its position, we believe that an important factor may have been that the Proposal requests adoption of a bylaw to enable the Company to recoup unearned incentive compensation while the Company has made recoupment an express term of the Company's Short Term Incentive Program.

For the reasons discussed below and in the legal opinion regarding New Jersey law from Day Pitney LLP, attached hereto as Exhibit E (the "New Jersey Legal Opinion"), we believe that the Board Actions provide a more enforceable mechanism than the bylaw requested by the Proponent. Accordingly, the Staff Response is inconsistent with the Commission's rejection of a "formalistic" approach to the substantially implemented exclusion. *See generally Pfizer Inc.* (avail. Mar. 8, 2006, reconsideration granted) (rejecting a "formalistic" approach to the application of Rule 14a-8(i)(10)).

ANALYSIS

The purpose of Rule 14a-8(i)(10), as articulated by the Commission, is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). Following adoption of this exclusion in 1976, the Staff narrowly interpreted it by granting no-action relief only when proposals were "fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 26, 1982). By 1983, the Commission expressed concern that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to permit inclusion of proposals when the policy or practice implemented by the company differed from the proposal by only a few words. *See* Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release"). Therefore, the Commission adopted a change from the Staff's previous interpretation of the exclusion to allow companies to exclude proposals that had been "substantially implemented." 1983 Release. The Commission acknowledged at the time that this interpretive change would "add more subjectivity to the application of the provision," but believed that the revision was necessary in order for the Staff to move away from the exclusion's strict application. 1983 Release. In 1998, when the current Rule 14a-8(i)(10) was adopted, the "substantially implemented" language was included in the Rule to reflect the Commission's interpretation adopted in the 1983 Release. *See* Exchange Act Release No. 40018 (May 21, 1998).

Thus, Rule 14a-8(i)(10) does not require that a company's actions be identical in every respect to the wording of a shareholder proposal. Rather, for the purposes of deciding whether a company's actions substantially implement a shareholder proposal under Rule 14a-8(i)(10), the Staff has stated "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See* 1983 Release.

Similarly, while the Board Actions go beyond the elements of the Proposal by limiting the survival of claims for recoupment to five years, they nevertheless compare favorably with the guidelines of the Proposal. The Proposal requests that the Company recoup unearned incentive payments to the extent that their corresponding performance targets were later reasonably determined to have not been achieved or resulted from error. The Proposal does not ask the Board to adopt a specific time frame for determining when restatements must be made but rather uses the indefinite term "later." The Board Actions provide that claims for the recoupment of incentive compensation in the event of a material negative restatement must be made within five years after the date the amount claimed was originally paid by the Company. The Staff has previously granted no-action relief on substantial implementation grounds when actions taken by a company satisfactorily address the underlying concerns of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. *See Honeywell International Inc.* (avail. Jan. 31, 2007); *Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *General Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that any future poison pill be put to a shareholder vote "as soon as possible" or "within 4-months" where the company had a poison pill policy in place that required a shareholder vote on any future poison pill within one year). Since the Proposal has not stated a definite term for making claims for recoupment, the Company's five year threshold remains consistent with the Proposal's essential objective of enabling the Company to recoup unearned incentive payments discovered after a negative restatement has occurred.

Although the Proposal has been implemented by the Board Actions rather than a bylaw, this variation should not prevent the Staff from finding the Proposal has been substantially implemented. In the instant case, a bylaw amendment would be *less* enforceable and potentially ineffective as a means of recouping unearned incentive compensation. In this regard, New Jersey courts have found bylaws attempting, by their terms, to govern executive employment arrangements do not supersede employment related agreements. *See Dennis v. Thermoid Co.*, 25 A.2d 886 (N.J. 1942) (bylaw provisions for removal of officers which conflicts with contract provision for yearly employment cannot prevail); *Magnus v. Magnus Organ Corp.*, 177 A.2d 55 (N.J. Super. Ct. Ch. Div. 1962) (corporation is bound by arbitration clause in president's employment contract, despite bylaw for removal at will). As stated in the New Jersey Legal Opinion, in New Jersey, where the Company is incorporated, bylaws are a contract between a corporation and its shareholders and as such, lack the ability to bind third parties. Therefore, the Proposal, if implemented as a bylaw as the Proponent requests, would not prevail over any third party compensation agreement that contained contradictory terms. Accordingly, the most certain approach to creating a right of recoupment enforceable against an individual executive is to make recoupment an express term of the relevant compensation agreement. Not only has the Board incorporated the right of recoupment in the Incentive Program Amendment, but it has also adopted and published the Board Statement on its website for the benefit of investors and other interested parties. The attached New Jersey Legal Opinion confirms that, in the firm's opinion, under New Jersey law, the Company's implementation of the Proposal through the Board Actions is more effective in addressing the underlying concerns of the Proposal than a bylaw amendment.

Moreover, precedent under Rule 14a-8(i)(10) confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, when it initially adopted the predecessor of Rule 14a-8(i)(10), the Commission specifically determined not to require that a proposal be implemented "by the actions of management," observing, "it was brought to the attention of the Commission by several commentators that mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." Exchange Act Release No. 19771 (Nov. 22, 1976); *see also Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion of a proposal requesting that the board verify the employment legitimacy of all U.S. workers where the company was already required by law to verify the employment eligibility of its U.S. workers); *Intel Corp.* (avail. Feb. 14, 2005) (concurring that a proposal for the adoption of a stock option expensing policy was substantially implemented by adoption of Financial Accounting Standards Board's Statement 123(R), requiring the expensing of stock options); *Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which requires disclosure of substantially similar information). As demonstrated in the chart attached to this letter as Exhibit A, the Board Actions substantially implement each element of the Proposal, notwithstanding the means the Board has chosen to address the Proposal's essential objective. Therefore, we believe that under Commission and Staff interpretations of Rule 14a-8(i)(10) the Proposal is excludable.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff reconsider its position set forth in the Staff Response and concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. Should the Staff not reverse its position, we respectfully request that the Staff refer this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it involves both "matters of substantial importance" and "novel or highly complex" issues for the reasons set forth above. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8653 or James E. Parsons, Counsel in the Company's Corporate and Securities Law Group, at (972) 444-1478.

Very truly yours,

Amy L. Goodman /SMR

Amy L. Goodman

ALG/cms

Enclosures

EXHIBIT A

SUBSTANTIAL IMPLEMENTATION OF THE PROPOSAL

The Proposal requests the Company adopt a bylaw to enable the Company to recoup all unearned incentive bonuses or other incentive payments to all senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved or resulted from error(s).

Elements of the Proposal	*The Company's Implementation*
1. "[E]nable [the Company] to recoup all unearned incentive bonuses or other incentive payments."	On October 31, 2007, the Board adopted the Board Statement on Incentive Compensation in Case of Restatement. To implement the Board Statement, the Board amended the Company's Short Term Incentive Program to specifically provide that the Company's Compensation Committee may require any current or former reporting person to pay the Company an amount corresponding to each award to that person under the Short Term Incentive Program that the Compensation Committee determines would not have been granted or paid if the Company's results as originally published had been equal to the Company's results as subsequently restated.
2. The Company's right to recoup unearned incentive payments should be applicable to "all senior executives."	The Board Statement applies to "each executive officer." The Incentive Program Amendment states that the recoupment provision applies to any recipient who was a "reporting person" at the time an award was either granted or paid. As defined in the plan, "reporting person" includes the "executive officers" identified by the Company pursuant to Item 401(b) of Regulation S-K.
3. The Company should recoup unearned incentive bonuses or other incentive payments "to the extent that their corresponding performance targets were later reasonably determined to have not been achieved or resulted from error(s)." "Restatements are one means to determine such unearned bonuses."	The Board Actions state that a material negative restatement of financial or operating results triggers the right of recoupment. Specifically, the Incentive Program Amendment provides that if the Company's "reported financial or operating results become subject to a material negative restatement," the Compensation Committee may require any current or former reporting person to pay the Company an amount corresponding to the amount in error.
4. The Company's right to recoup should be applicable regardless of fault "to all senior	The Incentive Program Amendment states that "obligations of reporting persons to make

executives who received unearned bonuses, not merely the executives who cooked the books."	payments under this Section XII [the recoupment provision] are independent of any involvement by those reporting persons in events that led to the restatement."
5. The Company's right to recoup should include "all unearned incentive bonuses or other incentive payments."	The Board Statement applies broadly to all incentive compensation. The Board has the right to obtain an amount corresponding to "any incentive award or portion thereof" that the Board determines would not have been granted but for the material negative restatement. The Incentive Program Amendment provides that the right to recoup may apply "to each award to that person [recipients who were reporting persons at the time an award was either granted or paid]" under the Short Term Incentive Program.
6. "[A]ll applicable employment agreements and incentive plans [should] adopt enabling or consistent text as soon as feasibly possible."	The Short Term Incentive Program is the only plan currently in effect under which compensation tied to performance targets is paid. This plan was amended on October 31, 2007, to include an express recoupment provision.

EXHIBIT B

ExxonMobil

Taking on the world's toughest energy challenges.™

board statement on incentive compensation in case of restatement

In keeping with the long-term nature of ExxonMobil's business, ExxonMobil's incentive programs reward primarily the creation of long-term shareholder value. Our incentive programs also place a substantial portion of an executive officer's compensation at risk of forfeiture in the event of detrimental activity.

ExxonMobil's compensation structure, together with our strong culture of business integrity and systems of internal control, make it highly unlikely that incentive compensation would be paid to an executive officer on the basis of overstated results. However, should the Corporation's reported financial or operating results be subject to a material negative restatement within 5 years, the Board would seek to obtain from each executive officer an amount corresponding to any incentive award or portion thereof that the Board determines would not have been granted or paid had the Corporation's results as originally reported been equal to the Corporation's results as subsequently restated. Subject to applicable law, the Board would seek such amount by requiring the executive officer to pay such amount to the Corporation; by set-off; by reducing future compensation; or by such other means or combination of means as the Board determines to be appropriate.

October 31, 2007

EXHIBIT C

EXXON MOBIL CORPORATION

SHORT TERM INCENTIVE PROGRAM
(as amended October 31, 2007)

I. Purposes

The Short Term Incentive Program is intended to help reward, retain, and motivate selected employees of the Corporation and its affiliates by recognizing efforts and accomplishments which contribute materially to the success of the Corporation's business interests.

II. Definitions

In this Program, except where the context otherwise indicates, the following definitions apply:

(1) "Administrative authority" means the Board, a committee designated by the Board, the Chairman of the Board, or the Chairman's delegates authorized to administer outstanding awards under this Program, establish requirements and procedures for the operation of the Program, and to exercise other powers assigned to the administrative authority under this Program.

(2) "Affiliate" means a corporation, partnership, limited liability company, or other entity in which the Corporation, directly or indirectly, owns an equity interest and which the administrative authority determines to be an affiliate for purposes of this Program (including for purposes of determining whether a change of employment constitutes a termination).

(3) "Award" means a bonus, bonus unit, or other award under this Program.

(4) "Board" means the Board of Directors of the Corporation.

(5) "Bonus" means a cash award specific in amount.

(6) "Bonus unit" means a potential cash award whose amount is based upon specified measurement criteria. The term bonus unit includes, but is not limited to, earnings bonus units.

(7) "Compensation Committee" means the committee of the Board so designated.

(8) "Corporation" means Exxon Mobil Corporation, a New Jersey corporation, or its successors.

(9) "Designated beneficiary" means a person designated by the grantee of an award pursuant to Section XIII to be entitled, on the death of the grantee, to any remaining rights arising out of such award.

(10) "Detrimental activity" of a grantee means activity at any time, during or after employment with the Corporation or an affiliate, that is determined in individual cases by the administrative authority to be (a) a material violation of applicable standards, policies, or procedures of the Corporation or an affiliate; or (b) a material breach of legal or other duties owed by the grantee to the Corporation or an affiliate; or (c) a material breach of any contract between the grantee and the Corporation or an affiliate; or (d) acceptance by grantee of duties to a third party under circumstances that create a material conflict of interest, or the appearance of a material conflict of interest, with respect to the grantee's retention of outstanding awards under this Program. Detrimental activity includes, without limitation, activity that

would be a basis for termination of employment for cause under applicable law in the United States, or a comparable standard under applicable law of another jurisdiction. With respect to material conflict of interest or the appearance of material conflict of interest, such conflict or appearance might occur when, for example and without limitation, a grantee holding an outstanding award becomes employed or otherwise engaged by an entity that regulates, deals with, or competes with the Corporation or an affiliate.

(11) "Earnings bonus unit" or "EBU" means an award of the potential right to receive from the Corporation at the settlement date specified in the award instrument, or at any later payment dates so specified, an amount of cash, up to the specified maximum settlement value, equal to the Corporation's cumulative net income per common share (basic), as reflected in its quarterly earnings statements as initially published, commencing with earnings for the first full quarter after the date of grant through the last full quarter preceding the settlement date.

(12) "Employee" means an employee of the Corporation or an affiliate, including a part-time employee or an employee on military, family, or other approved temporary leave.

(13) "Exchange Act" means the Securities Exchange Act of 1934, as in effect from time to time.

(14) "Grantee" means a recipient of an award under this Program.

(15) "Granting authority" means the Board or any appropriate committee authorized to grant and amend awards under this Program and to exercise other powers assigned to the granting authority.

(16) "Net Income Per Common Share (Basic)" is a measure of net income per common share that is determined on the basis of the weighted average number of shares outstanding in the period and does not assume dilution.

(17) "Program" means this Short Term Incentive Program, as amended from time to time.

(18) "Reporting person" means a person subject to the reporting requirements of Section 16(a) of the Exchange Act.

(19) "Resign" means to terminate at the initiative of the employee before standard retirement time. Resignation includes, without limitation, early retirement at the initiative of the employee. The time or date of a resignation for purposes of this Program is not necessarily the employee's last day on the payroll. See Section XI(2).

(20) "Section 16" means Section 16 of the Exchange Act, together with the rules and interpretations thereunder, as in effect from time to time.

(21) "Standard retirement time" means (a) for each US-dollar payroll employee, the first day of the month immediately following the month in which the employee attains age 65; and (b) for each other employee, the comparable age in that employee's payroll country as determined by the administrative authority with reference to local law, custom, and affiliate policies regarding retirement.

(22) "Terminate" means cease to be an employee for any reason, whether at the initiative of the employee, the employer, or otherwise. That reason could include, without limitation, resignation or retirement by the employee; discharge of the employee by the employer, with or without cause; death; transfer of employment to an entity that is a not an affiliate; or a sale,

divestiture, or other transaction as a result of which an employer ceases to be an affiliate. A change of employment from the Corporation or one affiliate to another affiliate, or to the Corporation, is not a termination. The time or date of termination is not necessarily the employee's last day on the payroll. See Section XI(2).

(23) "Year" means calendar year.

III. Administration

The Board is the ultimate administrative authority for this Program, with the power to interpret and administer its provisions. The Board may delegate its authority to a committee which, except in the case of the Compensation Committee, need not be a committee of the Board. Subject to the authority of the Board or an authorized committee, the Chairman and his delegates will serve as the administrative authority for purposes of establishing requirements and procedures for the operation of this Program; making final determinations and interpretations with respect to outstanding awards; and exercising other powers assigned to the administrative authority under this Program.

IV. No Equity-Security Awards

It is intended that this Program not be subject to the provisions of Section 16 and that awards granted hereunder not be considered equity securities of the Corporation within the meaning of Section 16. Accordingly, no award under this Program will be payable in any equity security of the Corporation. In the event an award to a reporting person under this Program should be deemed to be an equity security of the Corporation within the meaning of Section 16, such award may, to the extent permitted by law and deemed advisable by the granting authority, be amended so as not to constitute such an equity security, or may be annulled. Each award to a reporting person under this Program will be deemed issued subject to the foregoing qualification.

V. Annual Ceiling

In respect to each year under this Program, the Compensation Committee will, pursuant to authority delegated by the Board, establish a ceiling on the aggregate dollar amount that can be awarded under this Program. With respect to bonuses and bonus units granted in a particular year under this Program, the sum of (1) the aggregate amount of bonuses, and (2) the aggregate maximum settlement value of bonus units will not exceed such ceiling. The Compensation Committee may revise the ceiling from time to time as it deems appropriate.

VI. Right to Grant Awards; Reserved Powers; Eligibility

(1) The Board is the ultimate granting authority for this Program, with the power to select eligible persons for participation and to make all decisions concerning the grant or amendment of awards. The Board may delegate this authority in whole or in part (a) in the case of reporting persons, to the Compensation Committee; and (b) in the case of employees who are not reporting persons, to a committee of two or more persons who may, but need not, be directors of the Corporation.

(2) The granting authority has sole discretion to select persons for awards under this Program, except that grants may be made only to persons who at the time of grant are, or within the immediately preceding 12 months have been, employees of the Corporation or of an affiliate in which the Corporation directly or indirectly holds a 50 percent or greater equity interest. No person is entitled to an award as a matter of right, and the grant of an award under this Program does not entitle a grantee to any future or additional awards.

(3) No award may be granted to a member of the Compensation Committee.

VII. Term

This Program will continue until terminated by the Board.

VIII. Form of Bonus

A bonus may be granted either wholly in cash, wholly in bonus units, or partly in each.

IX. Settlement of Bonuses

Each grant will specify the time and method of settlement as determined by the granting authority. Each grant, any portion of which is in bonus units, will specify as the regular time of settlement for that portion a settlement date, which may be accelerated to an earlier time specified in the award instrument.

X. Deferred and Installment Settlement; Interest Equivalents

(1) The granting authority may permit or require settlement of any award under this Program to be deferred and to be made in one or more installments upon such terms and conditions as the granting authority may determine at the time the award is granted or by amendment of the award, provided that settlement may not be made later than the tenth anniversary of the grantee's date of termination.

(2) An award that is to be settled in whole or in part in cash on a deferred basis may provide for interest equivalents to be credited with respect to the deferred cash payment or payments upon such terms and conditions as the granting authority determines. Interest equivalents may be paid currently or may be added to the balance of the award amount and compounded, as specified in the award instrument. Compounded interest equivalents will be paid in cash upon settlement or payment of the underlying award and will

expire or be forfeited or cancelled upon the same conditions as the underlying award. The granting authority may delegate to the administrative authority the right to determine the rate or rates at which interest equivalents will accrue.

(3) Credits of interest equivalents on outstanding awards are not new grants with reference to the eligibility provisions of Section VI(2).

(4) Credits of interest equivalents will not be included in any computation to establish compliance with a ceiling established by the Compensation Committee pursuant to Section V.

XI. Termination; Detrimental Activity

(1) If a grantee terminates before standard retirement time, other than by reason of death, all outstanding awards of the grantee under this Program (including bonuses, bonus units, EBUs, and other awards not yet paid or settled) will automatically expire and be forfeited as of the date of termination except to the extent the administrative authority (which, in the case of reporting persons, must be the Compensation Committee) determines otherwise.

(2) For purposes of this Program, the administrative authority may determine that the time or date an employee resigns or otherwise terminates is the time or date the employee gives notice of resignation, accepts employment with another employer, otherwise indicates an intent to resign, or is discharged. The time or date of termination for this purpose is not necessarily the employee's last day on the payroll.

(3) If the administrative authority (which, in the case of reporting persons, must be the Compensation Committee) determines that a grantee has engaged in

detrimental activity, whether or not the grantee is still an employee, then the administrative authority may, effective as of the time of such determination, cancel and cause to expire all or part of the grantee's outstanding awards under this Program (including bonuses, bonus units, EBUs, and other awards not yet paid or settled).

(4) If the administrative authority is advised or has reason to believe that a grantee (a) may have engaged in detrimental activity; or (b) may have accepted employment with another employer or otherwise indicated an intent to resign, the authority may suspend the exercise, delivery, or settlement of all or any specified portion of such grantee's outstanding awards pending an investigation of the matter.

XII. Material Negative Restatement

(1) If the Corporation's reported financial or operating results become subject to a material negative restatement, the Compensation Committee may require any current or former reporting person, as defined in Section II(18), to pay to the Corporation an amount corresponding to each award to that person under this Program, or portion of such award, that the Compensation Committee determines would not have been granted or paid if the Corporation's results as originally published had been equal to the Corporation's results as subsequently restated, provided that (a) any requirement or claim under this Section XII will apply only with respect to grantees who were reporting persons at the time the applicable amounts were awarded or paid; and (b) any requirement or claim under this Section XII must be made, if at all, within five years after the date the amount claimed was originally paid by the Corporation.

(2) The obligations of reporting persons to make payments under this Section XII are independent of any involvement by those reporting persons in events

that led to the restatement. The provisions of this Section XII are in addition to, not in lieu of, any remedies that the Corporation may have against any persons whose misconduct caused or contributed to a need to restate the Corporation's reported results.

XIII. Death; Beneficiary Designation

Any rights and obligations of a grantee under this Program in effect at that grantee's death will apply to that grantee's designated beneficiary or, if there is no designated beneficiary, to that grantee's estate representative or lawful heirs, as demonstrated to the satisfaction of the administrative authority. Beneficiary designations must be made in writing and in accordance with such requirements and procedures as the administrative authority may establish. Unless specified otherwise in the award instrument, if a grantee dies, the administrative authority may accelerate or otherwise alter the settlement of deferred awards to that grantee.

XIV. Amendments to this Program and Outstanding Awards

(1) The Board may from time to time amend this Program. An amendment of this Program will, unless the amendment provides otherwise, be immediately and automatically effective for all outstanding awards.

(2) Without amending this Program, the granting authority may amend any one or more outstanding awards under this Program to incorporate in those awards any terms that could be incorporated in a new award under this Program. An award as amended must satisfy any conditions or limitations applicable to the particular type of award under the terms of this Program.

XV. Withholding Taxes

The Corporation has the right, in its sole discretion, to deduct or withhold at any time cash otherwise payable or deliverable in order to satisfy any required withholding, social security, and similar taxes and contributions with respect to awards under this Program.

XVI. Non-US Awards

Subject to the limitations contained in this Program, the granting authority may establish different terms and conditions for awards to persons who are residents or nationals of countries other than the United States in order to accommodate the local laws, tax policies, or customs of such countries. The granting authority may adopt one or more supplements or sub-plans under this Program to implement those different terms and conditions.

XVII. General Provisions

(1) An award under this Program is not transferable except by will or the laws of descent and distribution, and is not subject to attachment, execution, or levy of any kind. The designation by a grantee of a designated beneficiary is not a transfer for this purpose.

(2) A particular form of award may be granted to a grantee either alone or in addition to other awards hereunder. The provisions of particular forms of award need not be the same for each grantee.

(3) An award may be granted for no consideration, for the minimum consideration required by applicable law, or for such other consideration as the granting authority may determine.

(4) An award may be evidenced in such manner as the administrative authority determines, including by physical instrument, by electronic communication, or by book entry. In the event of any dispute or discrepancy regarding the terms of an award, the records of the administrative authority will be determinative.

(5) The grant of an award under this Program does not constitute or imply a contract of employment and does not in any way limit or restrict the ability of the employer to terminate the grantee's employment, with or without cause, even if such termination results in the expiration, cancellation, or forfeiture of outstanding awards.

(6) A grantee will have only a contractual right to the amounts, if any, payable in settlement of an award under this Program, unsecured by any assets of the Corporation or any other entity.

(7) This Program will be governed by the laws of the State of New York and the United States of America, without regard to any conflict of law rules.

EXHIBIT D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 3, 2008

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

1934
14A-8
1/3/2008

Re: Exxon Mobil Corporation
Incoming letter dated December 7, 2007

Dear Mr. Parsons:

This is in response to your letters dated December 7, 2007 and January 2, 2008 concerning the shareholder proposal submitted to ExxonMobil by Chris Rossi. We also have received a letter on the proponent's behalf dated December 26, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

January 3, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated December 7, 2007

The proposal requests that the board adopt a bylaw to recoup all unearned incentive bonuses or other incentive payments to senior executives to the extent that their corresponding performance targets were later reasonably determined not to have been achieved or to have resulted from error.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Craig Slivka
Attorney-Adviser

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

RECEIVED
2007 DEC 11 PM 4:20
OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

ExxonMobil

December 7, 2007

RECEIVED
DEC 10 2007
OFFICE OF THE SECRETARY

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Bonus Recoupment

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Chris Rossi and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's 2008 annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal has been substantially implemented.

The proposal requests adoption of a bylaw to enable the company to recoup incentive bonuses or other incentive payments to senior executives to the extent the corresponding performance targets were later reasonably determined not to have been achieved or to have resulted from errors. The proposal is a repeat submission from the 2007 annual meeting.

In our request for no-action relief last year, ExxonMobil argued that the "pay-at-risk" structure of the company's executive compensation program, including strict provisions for forfeiture and clawback of awards in case an executive engages in detrimental activity or is subject to an unapproved early termination, substantially implemented the proposal. The staff did not concur. See Exxon Mobil Corporation (available March 7, 2007).

Based on that letter as well as the staff's stated rationale in similar precedents, the key difference between ExxonMobil's compensation programs as in effect last year and the proposal is the fact that the proposal would apply regardless of any fault on the part of the executive. See Bristol-Myers Squibb Company (available March 17, 2006, reconsideration denied) in which the staff explained:

> "Among the differences between the proposal and Bristol-Myers' Recoupment Policy, we particularly note the following -- while the proposal requests that, under circumstances specified in the proposal, Bristol-Myers recoup all bonuses and any other awards made to senior executive officers in the event of a restatement of financial results or significant extraordinary write-off, Bristol-Myers' Recoupment Policy would result in recoupment *only from those officers who, in the Board's view, engaged in misconduct that caused or partially caused the need for the restatement.*" [emphasis added]

The ExxonMobil proposal did not receive a majority vote at the 2007 meeting. However, as we indicated in last year's no-action request and in the proxy statement for the 2007 meeting, the proposal is consistent with the philosophy that underlies ExxonMobil's executive compensation program. Accordingly, taking into account the developments of last season and the company's own position on this issue, on October 31, 2007 (prior to receipt of the proposal), ExxonMobil's Board of Directors adopted a "Board Statement on Incentive Compensation in Case of Restatement" (attached as Exhibit 2). The Statement, which is available on ExxonMobil's website, makes clear the Board's commitment to ensuring that senior executives do not profit on the basis of overstated results.

In order to implement the Statement, the Board has also amended the corporation's Short Term Incentive Program to include a new Section XII (full text of plan, as amended, attached as Exhibit 3). This is the program under which incentive bonuses and other payments whose amount is based on specific financial or operating results are currently granted and paid to our executives. The new Section provides that, in case of a material negative restatement of any financial or operating results of the Corporation, executive officers may be required to repay an amount corresponding to each award or portion of an award that the Compensation Committee determines would not have been granted or paid if the Corporation's results as originally published had been equal to the Corporation's results as subsequently restated.

To make it perfectly clear that the new repayment provision applies without regard to misconduct on the part of the executive officer, paragraph (b) of Section XII specifically states that "[t]he obligations of reporting persons to make payments under this Section XII are independent of any involvement by those reporting persons in events that led to the restatement."[1] Section XII, like other terms and conditions of the plan, is incorporated into each award granted under the plan.

With the addition of the new Board Statement and incentive plan amendment described above, we believe we have removed any doubt that the proposal has been substantially implemented and may be excluded from the proxy material for the 2008 annual meeting under Rule 14a-8(i)(10).

Formalistic differences between the proposal and the Board's actions, such as the fact that the proposal seeks to implement a recoupment policy through the by-laws, should not alter the

[1] Plan provisions regarding cancellation or clawback of awards in case of detrimental activity or termination of employment, as described in last year's letter, continue to apply.

above conclusion. Rule 14a-8(i)(10) does not require that a company's actions be identical in every respect to the wording of a shareholder proposal. Rather, the purpose of the rule is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Release No. 34-12,598 (July 7, 1976). That is the case with this proposal. See generally Pfizer Inc. (available March 8, 2006, reconsideration granted) (rejecting "formalistic" approach to analysis of substantial implementation).
In fact, ExxonMobil's actions go beyond what the proposal requests, because a recoupment provision in the company bylaws would be more difficult to enforce against an individual executive than a recoupment provision incorporated directly into the express terms of that executive's compensation arrangement.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Rossi and to John Chevedden.

Sincerely,

James Earl Parsons

JEP/jep

Enclosures

cc - w/enc:

Mr. Chris Rossi
P.O. Box 249
Boonville, CA 95415-0249

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

ExxonMobil

December 7, 2007

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Bonus Recoupment

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Chris Rossi and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's 2008 annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal has been substantially implemented.

The proposal requests adoption of a bylaw to enable the company to recoup incentive bonuses or other incentive payments to senior executives to the extent the corresponding performance targets were later reasonably determined not to have been achieved or to have resulted from errors. The proposal is a repeat submission from the 2007 annual meeting.

In our request for no-action relief last year, ExxonMobil argued that the "pay-at-risk" structure of the company's executive compensation program, including strict provisions for forfeiture and clawback of awards in case an executive engages in detrimental activity or is subject to an unapproved early termination, substantially implemented the proposal. The staff did not concur. See Exxon Mobil Corporation (available March 7, 2007).

Based on that letter as well as the staff's stated rationale in similar precedents, the key difference between ExxonMobil's compensation programs as in effect last year and the proposal is the fact that the proposal would apply regardless of any fault on the part of the executive. See Bristol-Myers Squibb Company (available March 17, 2006, reconsideration denied) in which the staff explained:

> "Among the differences between the proposal and Bristol-Myers' Recoupment Policy, we particularly note the following -- while the proposal requests that, under circumstances specified in the proposal, Bristol-Myers recoup all bonuses and any other awards made to senior executive officers in the event of a restatement of financial results or significant extraordinary write-off, Bristol-Myers' Recoupment Policy would result in recoupment *only from those officers who, in the Board's view, engaged in misconduct that caused or partially caused the need for the restatement.*" [emphasis added]

The ExxonMobil proposal did not receive a majority vote at the 2007 meeting. However, as we indicated in last year's no-action request and in the proxy statement for the 2007 meeting, the proposal is consistent with the philosophy that underlies ExxonMobil's executive compensation program. Accordingly, taking into account the developments of last season and the company's own position on this issue, on October 31, 2007 (prior to receipt of the proposal), ExxonMobil's Board of Directors adopted a "Board Statement on Incentive Compensation in Case of Restatement" (attached as Exhibit 2). The Statement, which is available on ExxonMobil's website, makes clear the Board's commitment to ensuring that senior executives do not profit on the basis of overstated results.

In order to implement the Statement, the Board has also amended the corporation's Short Term Incentive Program to include a new Section XII (full text of plan, as amended, attached as Exhibit 3). This is the program under which incentive bonuses and other payments whose amount is based on specific financial or operating results are currently granted and paid to our executives. The new Section provides that, in case of a material negative restatement of any financial or operating results of the Corporation, executive officers may be required to repay an amount corresponding to each award or portion of an award that the Compensation Committee determines would not have been granted or paid if the Corporation's results as originally published had been equal to the Corporation's results as subsequently restated.

To make it perfectly clear that the new repayment provision applies without regard to misconduct on the part of the executive officer, paragraph (b) of Section XII specifically states that "[t]he obligations of reporting persons to make payments under this Section XII are independent of any involvement by those reporting persons in events that led to the restatement."[1] Section XII, like other terms and conditions of the plan, is incorporated into each award granted under the plan.

With the addition of the new Board Statement and incentive plan amendment described above, we believe we have removed any doubt that the proposal has been substantially implemented and may be excluded from the proxy material for the 2008 annual meeting under Rule 14a-8(i)(10).

Formalistic differences between the proposal and the Board's actions, such as the fact that the proposal seeks to implement a recoupment policy through the by-laws, should not alter the

---

[1] Plan provisions regarding cancellation or clawback of awards in case of detrimental activity or termination of employment, as described in last year's letter, continue to apply.

above conclusion. Rule 14a-8(i)(10) does not require that a company's actions be identical in every respect to the wording of a shareholder proposal. Rather, the purpose of the rule is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Release No. 34-12,598 (July 7, 1976). That is the case with this proposal. See generally Pfizer Inc. (available March 8, 2006, reconsideration granted) (rejecting "formalistic" approach to analysis of substantial implementation).
In fact, ExxonMobil's actions go beyond what the proposal requests, because a recoupment provision in the company bylaws would be more difficult to enforce against an individual executive than a recoupment provision incorporated directly into the express terms of that executive's compensation arrangement.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Rossi and to John Chevedden.

Sincerely,

James Earl Parsons

JEP/jep

Enclosures

EXHIBIT 1

Chris Rossi
P.O Box 249
Boonville, CA 95415-0249

Mr. Rex W. Tillerson
Chairman
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd.
Irving TX 75039

Rule 14a-8 Proposal

Dear Mr. Tillerson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,
Chris Rossi (signature)
Chris Rossi

10/22/07
Date

cc: Henry Hubble
Corporate Secretary
PH: 972-444-1157
PH: 972 444-1000
FX: 972-444-1505*
FX: 972 444-1350

SHAREHOLDER PROPOSAL

NOV 23 2007
NO. OF SHARES 3,200
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

[XOM: Rule 14a-8 Proposal, November 23, 2007]

3 – Recoup Unearned Management Bonuses

RESOLVED: Shareholders request our board to adopt a bylaw to enable our company to recoup all unearned incentive bonuses or other incentive payments to all senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved or resulted from error(s). This is to be adopted as a bylaw unless such a bylaw format is absolutely impossible. If such a bylaw were absolutely impossible, then adoption would be as a policy. The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy. Restatements are one means to determine such unearned bonuses.

This proposal applies to all such senior executives who received unearned bonuses, not merely the executives who cooked the books. This would include that all applicable employment agreements and incentive plans adopt enabling or consistent text as soon as feasibly possible.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans. Our Compensation Committee is urged – for the good of our company – to promptly negotiate revised contracts that are consistent with this proposal even if this means that our executives be asked to voluntarily give up certain rights under their current contracts.

This proposal topic won 62%-support at the Motorola 2007 annual meeting. This proposal is also similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated income in the fiscal year ending March 31, 2000 by reporting income from contracts before they were signed.

Bonuses for senior executives in that year were based on income exceeding goals. Sanjay Kumar, then CEO, thus received a $3 million bonus based on Computer Associates' supposedly superior performance. Subsequently Mr. Kumar did not offer to return his bonus based on discredited earnings. Mr. Kumar was later sentenced to 12-years in jail in regard to his employment at Computer Associates.

There is no excuse for over-compensation based on discredited earnings at any company. It is particularly important to support this proposal because of our history of outrageous CEO pay. For instance our ex-CEO Mr. Raymond was entitled to $350 million.

The scandal over backdated stock options is yet one more reminder that the executive class of many corporations seek over-compensation based on undeserved earnings.

Recoup Unearned Management Bonuses
Yes on 3

Notes:
Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Client Services

Client Services / Register Watch / Holder Search / Transactions

Company Name:	EXXON MOBIL CORPORATION
Holder Name:	CHRIS ROSSI
Holder Identifier:	C0006735461
Alternate Id:	7195563
Today's Date:	27 Nov 2007

Transactions

COMMON STOCK(CUS)

Show Extra Transaction Details »

Date	Transaction	Debit/Credit	Running Balance
18 Jul 2001	STOCK SPLIT	+1,600	3,200
11 Apr 1997	STOCK SPLIT	+800	1,600
14 Aug 1987	STOCK SPLIT	+400	800
16 May 1981	STOCK SPLIT	+200	400
13 Mar 1980	TRANSFER	+100	200
13 Mar 1980	TRANSFER	+100	100

Client Services

Client Services / Register Watch / Holder Search / Balances

Company Name:	EXXON MOBIL CORPORATION
Holder Name:	CHRIS ROSSI
Holder Identifier:	C0006735461
Alternate Id:	7195563
Today's Date:	27 Nov 2007

Holder Address

Address PO BOX 249
BOONVILLE CA 95415-0249
UNITED STATES

Balances as of 27 Nov 2007

Select Date: 27 Nov 2007 »

Share Class	Register	Balance	Price	Value
COMMON STOCK	Certificated	3,200	US$85.68	US$274,176.00

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

RECEIVED

DEC 0 6 2007

JAMES E. PARSONS

ExxonMobil

December 3, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Chris Rossi
14200 Highway 128
Boonville, CA 95415

Dear Mr. Rossi:

This will acknowledge receipt of the proposal concerning incentive pay recoupment, which you have submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. Since your name appears in the company's records as a shareholder, we were able to verify your share ownership.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

I note that you have designated Mr. John Chevedden, or his further delegate, as your representative for all purposes of this shareholder proposal. Mr. Chevedden should identify himself as your designated representative at the admissions desk, together with photo identification if requested, prior to the start of the meeting.

If, as your letter permits, Mr. Chevedden intends to appoint another person to act in his place as your representative to present your proposal, Mr. Chevedden must provide documentation signed by him that specifically identifies the intended representative by name and specifically delegates to that person the authority previously delegated by you to Mr. Chevedden to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Any such representative intending to act in place of Mr. Chevedden should also bring an original signed copy of the applicable authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers of this proposal (other than that noted in the first paragraph) and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

c: Mr. John Chevedden

"QuantumView" <QuantumViewNotify@ups.com>

12/04/07 06:12 PM

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0193480742

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 04-December-2007 / 3:13 PM
Delivery Location: FRONT DESK
Signed by: ROSSI

Shipment Detail

Ship To:
Mr. Chris Rossi
Mr. Chris Rossi
14200 Highway 128
Boonville
CA
95415
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0193480742
Reference Number 1:	0137/6401

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***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 05-December-2007 / 9:54 AM
Driver Release Location: PORCH

Shipment Detail

Ship To:
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Mr. John Chevedden
2215 Nelson Avenue
No. 205
REDONDO BEACH
CA
902782455
US

UPS Service:	NEXT DAY AIR
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Tracking Number:	1Z75105X0194258179
Reference Number 1:	0137/6401

EXHIBIT 2

ExxonMobil

Taking on the world's toughest energy challenges.™

board statement on incentive compensation in case of restatement

In keeping with the long-term nature of ExxonMobil's business, ExxonMobil's incentive programs reward primarily the creation of long-term shareholder value. Our incentive programs also place a substantial portion of an executive officer's compensation at risk of forfeiture in the event of detrimental activity.

ExxonMobil's compensation structure, together with our strong culture of business integrity and systems of internal control, make it highly unlikely that incentive compensation would be paid to an executive officer on the basis of overstated results. However, should the Corporation's reported financial or operating results be subject to a material negative restatement within 5 years, the Board would seek to obtain from each executive officer an amount corresponding to any incentive award or portion thereof that the Board determines would not have been granted or paid had the Corporation's results as originally reported been equal to the Corporation's results as subsequently restated. Subject to applicable law, the Board would seek such amount by requiring the executive officer to pay such amount to the Corporation; by set-off; by reducing future compensation; or by such other means or combination of means as the Board determines to be appropriate.

October 31, 2007

EXXON MOBIL CORPORATION

SHORT TERM INCENTIVE PROGRAM
(as amended October 31, 2007)

I. Purposes

The Short Term Incentive Program is intended to help reward, retain, and motivate selected employees of the Corporation and its affiliates by recognizing efforts and accomplishments which contribute materially to the success of the Corporation's business interests.

II. Definitions

In this Program, except where the context otherwise indicates, the following definitions apply:

(1) "Administrative authority" means the Board, a committee designated by the Board, the Chairman of the Board, or the Chairman's delegates authorized to administer outstanding awards under this Program, establish requirements and procedures for the operation of the Program, and to exercise other powers assigned to the administrative authority under this Program.

(2) "Affiliate" means a corporation, partnership, limited liability company, or other entity in which the Corporation, directly or indirectly, owns an equity interest and which the administrative authority determines to be an affiliate for purposes of this Program (including for purposes of determining whether a change of employment constitutes a termination).

(3) "Award" means a bonus, bonus unit, or other award under this Program.

(4) "Board" means the Board of Directors of the Corporation.

(5) "Bonus" means a cash award specific in amount.

(6) "Bonus unit" means a potential cash award whose amount is based upon specified measurement criteria. The term bonus unit includes, but is not limited to, earnings bonus units.

(7) "Compensation Committee" means the committee of the Board so designated.

(8) "Corporation" means Exxon Mobil Corporation, a New Jersey corporation, or its successors.

(9) "Designated beneficiary" means a person designated by the grantee of an award pursuant to Section XIII to be entitled, on the death of the grantee, to any remaining rights arising out of such award.

(10) "Detrimental activity" of a grantee means activity at any time, during or after employment with the Corporation or an affiliate, that is determined in individual cases by the administrative authority to be (a) a material violation of applicable standards, policies, or procedures of the Corporation or an affiliate; or (b) a material breach of legal or other duties owed by the grantee to the Corporation or an affiliate; or (c) a material breach of any contract between the grantee and the Corporation or an affiliate; or (d) acceptance by grantee of duties to a third party under circumstances that create a material conflict of interest, or the appearance of a material conflict of interest, with respect to the grantee's retention of outstanding awards under this Program. Detrimental activity includes, without limitation, activity that

would be a basis for termination of employment for cause under applicable law in the United States, or a comparable standard under applicable law of another jurisdiction. With respect to material conflict of interest or the appearance of material conflict of interest, such conflict or appearance might occur when, for example and without limitation, a grantee holding an outstanding award becomes employed or otherwise engaged by an entity that regulates, deals with, or competes with the Corporation or an affiliate.

(11) "Earnings bonus unit" or "EBU" means an award of the potential right to receive from the Corporation at the settlement date specified in the award instrument, or at any later payment dates so specified, an amount of cash, up to the specified maximum settlement value, equal to the Corporation's cumulative net income per common share (basic), as reflected in its quarterly earnings statements as initially published, commencing with earnings for the first full quarter after the date of grant through the last full quarter preceding the settlement date.

(12) "Employee" means an employee of the Corporation or an affiliate, including a part-time employee or an employee on military, family, or other approved temporary leave.

(13) "Exchange Act" means the Securities Exchange Act of 1934, as in effect from time to time.

(14) "Grantee" means a recipient of an award under this Program.

(15) "Granting authority" means the Board or any appropriate committee authorized to grant and amend awards under this Program and to exercise other powers assigned to the granting authority.

(16) "Net Income Per Common Share (Basic)" is a measure of net income per common share that is determined on the basis of the weighted average number of shares outstanding in the period and does not assume dilution.

(17) "Program" means this Short Term Incentive Program, as amended from time to time.

(18) "Reporting person" means a person subject to the reporting requirements of Section 16(a) of the Exchange Act.

(19) "Resign" means to terminate at the initiative of the employee before standard retirement time. Resignation includes, without limitation, early retirement at the initiative of the employee. The time or date of a resignation for purposes of this Program is not necessarily the employee's last day on the payroll. See Section XI(2).

(20) "Section 16" means Section 16 of the Exchange Act, together with the rules and interpretations thereunder, as in effect from time to time.

(21) "Standard retirement time" means (a) for each US-dollar payroll employee, the first day of the month immediately following the month in which the employee attains age 65; and (b) for each other employee, the comparable age in that employee's payroll country as determined by the administrative authority with reference to local law, custom, and affiliate policies regarding retirement.

(22) "Terminate" means cease to be an employee for any reason, whether at the initiative of the employee, the employer, or otherwise. That reason could include, without limitation, resignation or retirement by the employee; discharge of the employee by the employer, with or without cause; death; transfer of employment to an entity that is a not an affiliate; or a sale,

divestiture, or other transaction as a result of which an employer ceases to be an affiliate. A change of employment from the Corporation or one affiliate to another affiliate, or to the Corporation, is not a termination. The time or date of termination is not necessarily the employee's last day on the payroll. See Section XI(2).

(23) "Year" means calendar year.

III. Administration

The Board is the ultimate administrative authority for this Program, with the power to interpret and administer its provisions. The Board may delegate its authority to a committee which, except in the case of the Compensation Committee, need not be a committee of the Board. Subject to the authority of the Board or an authorized committee, the Chairman and his delegates will serve as the administrative authority for purposes of establishing requirements and procedures for the operation of this Program; making final determinations and interpretations with respect to outstanding awards; and exercising other powers assigned to the administrative authority under this Program.

IV. No Equity-Security Awards

It is intended that this Program not be subject to the provisions of Section 16 and that awards granted hereunder not be considered equity securities of the Corporation within the meaning of Section 16. Accordingly, no award under this Program will be payable in any equity security of the Corporation. In the event an award to a reporting person under this Program should be deemed to be an equity security of the Corporation within the meaning of Section 16, such award may, to the extent permitted by law and deemed advisable by the granting authority, be amended so as not to constitute such an equity security, or may be annulled. Each award to a reporting person under this Program will be deemed issued subject to the foregoing qualification.

V. Annual Ceiling

In respect to each year under this Program, the Compensation Committee will, pursuant to authority delegated by the Board, establish a ceiling on the aggregate dollar amount that can be awarded under this Program. With respect to bonuses and bonus units granted in a particular year under this Program, the sum of (1) the aggregate amount of bonuses, and (2) the aggregate maximum settlement value of bonus units will not exceed such ceiling. The Compensation Committee may revise the ceiling from time to time as it deems appropriate.

VI. Right to Grant Awards; Reserved Powers; Eligibility

(1) The Board is the ultimate granting authority for this Program, with the power to select eligible persons for participation and to make all decisions concerning the grant or amendment of awards. The Board may delegate this authority in whole or in part (a) in the case of reporting persons, to the Compensation Committee; and (b) in the case of employees who are not reporting persons, to a committee of two or more persons who may, but need not, be directors of the Corporation.

(2) The granting authority has sole discretion to select persons for awards under this Program, except that grants may be made only to persons who at the time of grant are, or within the immediately preceding 12 months have been, employees of the Corporation or of an affiliate in which the Corporation directly or indirectly holds a 50 percent or greater equity interest. No person is entitled to an award as a matter of right, and the grant of an award under this Program does not entitle a grantee to any future or additional awards.

(3) No award may be granted to a member of the Compensation Committee.

VII. Term

This Program will continue until terminated by the Board.

VIII. Form of Bonus

A bonus may be granted either wholly in cash, wholly in bonus units, or partly in each.

IX. Settlement of Bonuses

Each grant will specify the time and method of settlement as determined by the granting authority. Each grant, any portion of which is in bonus units, will specify as the regular time of settlement for that portion a settlement date, which may be accelerated to an earlier time specified in the award instrument.

X. Deferred and Installment Settlement; Interest Equivalents

(1) The granting authority may permit or require settlement of any award under this Program to be deferred and to be made in one or more installments upon such terms and conditions as the granting authority may determine at the time the award is granted or by amendment of the award, provided that settlement may not be made later than the tenth anniversary of the grantee's date of termination.

(2) An award that is to be settled in whole or in part in cash on a deferred basis may provide for interest equivalents to be credited with respect to the deferred cash payment or payments upon such terms and conditions as the granting authority determines. Interest equivalents may be paid currently or may be added to the balance of the award amount and compounded, as specified in the award instrument. Compounded interest equivalents will be paid in cash upon settlement or payment of the underlying award and will

expire or be forfeited or cancelled upon the same conditions as the underlying award. The granting authority may delegate to the administrative authority the right to determine the rate or rates at which interest equivalents will accrue.

(3) Credits of interest equivalents on outstanding awards are not new grants with reference to the eligibility provisions of Section VI(2).

(4) Credits of interest equivalents will not be included in any computation to establish compliance with a ceiling established by the Compensation Committee pursuant to Section V.

XI. Termination; Detrimental Activity

(1) If a grantee terminates before standard retirement time, other than by reason of death, all outstanding awards of the grantee under this Program (including bonuses, bonus units, EBUs, and other awards not yet paid or settled) will automatically expire and be forfeited as of the date of termination except to the extent the administrative authority (which, in the case of reporting persons, must be the Compensation Committee) determines otherwise.

(2) For purposes of this Program, the administrative authority may determine that the time or date an employee resigns or otherwise terminates is the time or date the employee gives notice of resignation, accepts employment with another employer, otherwise indicates an intent to resign, or is discharged. The time or date of termination for this purpose is not necessarily the employee's last day on the payroll.

(3) If the administrative authority (which, in the case of reporting persons, must be the Compensation Committee) determines that a grantee has engaged in

detrimental activity, whether or not the grantee is still an employee, then the administrative authority may, effective as of the time of such determination, cancel and cause to expire all or part of the grantee's outstanding awards under this Program (including bonuses, bonus units, EBUs, and other awards not yet paid or settled).

(4) If the administrative authority is advised or has reason to believe that a grantee (a) may have engaged in detrimental activity; or (b) may have accepted employment with another employer or otherwise indicated an intent to resign, the authority may suspend the exercise, delivery, or settlement of all or any specified portion of such grantee's outstanding awards pending an investigation of the matter.

XII. Material Negative Restatement

(1) If the Corporation's reported financial or operating results become subject to a material negative restatement, the Compensation Committee may require any current or former reporting person, as defined in Section II(18), to pay to the Corporation an amount corresponding to each award to that person under this Program, or portion of such award, that the Compensation Committee determines would not have been granted or paid if the Corporation's results as originally published had been equal to the Corporation's results as subsequently restated, provided that (a) any requirement or claim under this Section XII will apply only with respect to grantees who were reporting persons at the time the applicable amounts were awarded or paid; and (b) any requirement or claim under this Section XII must be made, if at all, within five years after the date the amount claimed was originally paid by the Corporation.

(2) The obligations of reporting persons to make payments under this Section XII are independent of any involvement by those reporting persons in events

that led to the restatement. The provisions of this Section XII are in addition to, not in lieu of, any remedies that the Corporation may have against any persons whose misconduct caused or contributed to a need to restate the Corporation's reported results.

XIII. Death; Beneficiary Designation

Any rights and obligations of a grantee under this Program in effect at that grantee's death will apply to that grantee's designated beneficiary or, if there is no designated beneficiary, to that grantee's estate representative or lawful heirs, as demonstrated to the satisfaction of the administrative authority. Beneficiary designations must be made in writing and in accordance with such requirements and procedures as the administrative authority may establish. Unless specified otherwise in the award instrument, if a grantee dies, the administrative authority may accelerate or otherwise alter the settlement of deferred awards to that grantee.

XIV. Amendments to this Program and Outstanding Awards

(1) The Board may from time to time amend this Program. An amendment of this Program will, unless the amendment provides otherwise, be immediately and automatically effective for all outstanding awards.

(2) Without amending this Program, the granting authority may amend any one or more outstanding awards under this Program to incorporate in those awards any terms that could be incorporated in a new award under this Program. An award as amended must satisfy any conditions or limitations applicable to the particular type of award under the terms of this Program.

XV. Withholding Taxes

The Corporation has the right, in its sole discretion, to deduct or withhold at any time cash otherwise payable or deliverable in order to satisfy any required withholding, social security, and similar taxes and contributions with respect to awards under this Program.

XVI. Non-US Awards

Subject to the limitations contained in this Program, the granting authority may establish different terms and conditions for awards to persons who are residents or nationals of countries other than the United States in order to accommodate the local laws, tax policies, or customs of such countries. The granting authority may adopt one or more supplements or sub-plans under this Program to implement those different terms and conditions.

XVII. General Provisions

(1) An award under this Program is not transferable except by will or the laws of descent and distribution, and is not subject to attachment, execution, or levy of any kind. The designation by a grantee of a designated beneficiary is not a transfer for this purpose.

(2) A particular form of award may be granted to a grantee either alone or in addition to other awards hereunder. The provisions of particular forms of award need not be the same for each grantee.

(3) An award may be granted for no consideration, for the minimum consideration required by applicable law, or for such other consideration as the granting authority may determine.

(4) An award may be evidenced in such manner as the administrative authority determines, including by physical instrument, by electronic communication, or by book entry. In the event of any dispute or discrepancy regarding the terms of an award, the records of the administrative authority will be determinative.

(5) The grant of an award under this Program does not constitute or imply a contract of employment and does not in any way limit or restrict the ability of the employer to terminate the grantee's employment, with or without cause, even if such termination results in the expiration, cancellation, or forfeiture of outstanding awards.

(6) A grantee will have only a contractual right to the amounts, if any, payable in settlement of an award under this Program, unsecured by any assets of the Corporation or any other entity.

(7) This Program will be governed by the laws of the State of New York and the United States of America, without regard to any conflict of law rules.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 26, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Recoup Unearned Management Bonuses
Chris Rossi

Ladies and Gentlemen:

The company December 7, 2007 no action request fails to address the Staff precedent in Bristol-Myers Squibb Co. (March 9, 2006) which states: "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

The Bristol-Myers Squibb Co. precedent is also highlighted in the December 14, 2007 rebuttal of the Exxon Mobil no action request regarding the Rule 14a-8 Proposal: Special Shareholder Meetings by Kenneth Steiner.

Clearly the company has not adopted a bylaw that addresses the text of this 2008 rule 14a-8 proposal which states (bold added):

> RESOLVED: Shareholders request our board to adopt a **bylaw** to enable our company to recoup all unearned incentive bonuses or other incentive payments to all senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved or resulted from error(s). This is to be adopted as a **bylaw** unless such a **bylaw** format is absolutely impossible. If such a **bylaw** were absolutely impossible, then adoption would be as a policy. The Securities and Exchange Commission said there is a substantive distinction between a **bylaw** and a policy. Restatements are one means to determine such unearned bonuses.
>
> This proposal applies to all such senior executives who received unearned bonuses, not merely the executives who cooked the books. This would include that all applicable employment agreements and incentive plans adopt enabling or consistent text as soon as feasibly possible.
>
> This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans. Our Compensation Committee is urged – for the good of our company – to promptly negotiate revised contracts that are consistent with this proposal even if this means that our executives be asked to voluntarily give up certain rights under their current contracts.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

RECEIVED

2008 JAN -3 PM 4:03

ExxonMobil

January 2, 2008

VIA UPS Next Day

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Bonus Recoupment

Gentlemen and Ladies:

We are writing to correct the mistaken characterization of a recent staff precedent in the letter dated December 26, 2007, from John Chevedden to the staff. Mr. Chevedden's letter responds to our original no-action request dated December 7, 2007. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Mr. Chevedden cites Bristol-Myers Squibb Company (available March 9, 2006) to support the proposition that framing a proposal as a request for a by-law defeats any argument that the proposal has been substantially implemented without a by-law. In fact, Bristol-Myers refutes that proposition. Although, as Mr. Chevedden quotes, the staff noted in that letter the existence of "a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw and charter amendment," the staff nevertheless found that the company's policy regarding poison pills substantially implemented the proposal and that the proposal could therefore be omitted under Rule 14a-8(i)(10). Although the current proposal relates to executive compensation -- a matter that, as we discuss below, is *less* effectively addressed through a by-law than the proposal at issue in Bristol-Myers -- the same conclusion should be drawn.

The proposal at issue requests adoption of a by-law to enable the company to recoup unearned incentive compensation. In New Jersey, where ExxonMobil is incorporated, by-law provisions that purport to address employment-related issues may be trumped by an employment contract. See Dennis v. Thermoid Co., 25 A2d 886 (1942) (by-law provision for removal of officers which conflicts with contract provision for yearly employment cannot prevail) and Magnus v. Magnus Organ Corp., 177 A2d 5S2 (Super Ct. 1962) (corporation is bound by arbitration clause in president's employment contract, despite by-law for removal at will).

Accordingly, the most certain approach through which to create a right of recoupment enforceable against an individual executive is to make recoupment an express term of the relevant compensation plan.[1] This is precisely what ExxonMobil has done as described in our original letter. In addition, we have published a Board statement on incentive pay recoupment on our website for the benefit of investors and other interested parties.

ExxonMobil has therefore taken the necessary action to enable the company to recoup compensation from senior executives as contemplated by the proposal. In fact, the company's action is *more* effective for this purpose than a by-law action would be, and therefore substantially implements the proposal.

A more relevant precedent from last proxy season is Bristol-Myers Squibb Company (available March 17, 2006), dealing with substantial implementation of an incentive pay recoupment proposal. The key issue cited by the staff in that letter was the fact that the company's recoupment policy only applied to officers who had engaged in misconduct. As we explain in more detail in our original request, ExxonMobil has expressly addressed that issue by providing that the company's right of recoupment will apply without regard to fault.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is being sent to the nominal proponent Mr. Rossi and to John Chevedden.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/jep
Enclosures

[1] ExxonMobil executives do not have employment contracts.

cc: Mr. Chris Rossi
P.O. Box 249
Boonville, CA 95415-0249

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

EXHIBIT E

DAY PITNEY LLP

BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, D.C.

Mail To: P.O. Box 1945 Morristown, NJ 07962
Deliver To: 200 Campus Drive Florham Park, NJ 07932
T: 973-966-8196 F: (973) 966 1015

January 18, 2008

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: *Shareholder Proposal – Chris Rossi*

Exxon Mobil Corporation (the *"Corporation"*), a corporation organized under the New Jersey Business Corporation Act, has received a request to include in its proxy materials for its 2008 annual meeting of shareholders a proposal (the *"Proposal"*) which requests the Board of Directors of the Corporation (the *"Board"*) "to adopt a bylaw to enable [the Corporation] to recoup all unearned incentive bonuses or other incentive payments to all senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved or resulted from error(s)." If unable to be adopted as a bylaw, the proponent requests that the substance of the resolution be adopted as a "policy."

We have reviewed the Proposal, which was submitted to the Corporation by Chris Rossi. We have reviewed the Restated Certificate of Incorporation (the *"Certificate of Incorporation"*), the By-laws of the Corporation, the Corporation's Short Term Incentive Program (the *"Incentive Program"*) and the mechanics of awarding grants under the Incentive Program.

Discussion

By-laws are a contract only between a corporation and its shareholders, a principle that is well-established under New Jersey law. It is explicitly stated in many cases. See, e.g., Committee for a Better Twin Rivers v. Twin Rivers Homeowners' Ass'n, 890 A.2d 947, 977 (N.J. Super. Ct. App. Div. 2006), rev'd on other grounds, 929 A.2d 1060 (N.J. 2007) ("[a]ccording to New Jersey law, the certificate of incorporation . . . and by-laws of a corporation constitute a contract between the corporation and its stockholders"); Paplexiou v. Tower West Condominium, 401 A.2d 280, 287 (N.J. Super. Ct. Ch. Div. 1979) ("[t]he by-laws of a corporation are a contract between the corporate entity and its stockholders"); Faunce v. Boost Company, 83 A.2d 649, 651 (N.J. Super Ct. Ch. Div. 1951) ("[t]he certificate of incorporation . . . and bylaws of the corporation constitute a contract between the corporation and its stockholders"); Leeds v. Harrison, 72 A.2d 371, 377 (N.J. Super Ct. Ch. Div. 1950), rev'd on other grounds, 87 A.2d 713 (N.J. 1952) ("[t]he certificate of incorporation . . . and by-laws of a corporation constitute a contract between the corporation and the members"). As the corporation and the shareholders are the only parties to the agreement, by-laws do not bind third parties.

Thus, a by-law amendment adopted by the Board as requested by the Proposal would not bind the Corporation's senior executives.

To the extent that by-laws attempt by their terms to govern executive employment arrangements, New Jersey courts have found that they do not supersede employment-related agreements. In Dennis v. Thermoid Co., the issue was whether a by-law provision regarding termination of officers that conflicted with the terms of an officer's employment agreement superseded the terms of that agreement. The court found that it did not. In reaching its holding, the court stated that to find otherwise "would change the intent of the parties" who had bargained together to reach an agreement regarding the officer's employment and noted that "[c]ontracts must have some reciprocal basis since no bargain can be all on one side." 25 A.2d 886, 887 (N.J. 1942). In Magnus v. Magnus Organ Corp., which also addressed a conflict between by-laws and an officer's employment agreement, the court dismissed the notion that "a contract of employment for a fixed term is subject to and controlled by a bylaw provision for the removal of officers at the pleasure of the directors." 177 A.2d 55, 57 (N.J. Super. Ct. Ch. Div. 1962).

Therefore, the Proposal, if implemented as a by-law or policy, would not prevail over any compensation agreement with an executive that contains contradictory terms.

The Corporation grants incentive compensation affected by earnings to executives under its Incentive Program. The Incentive Program contains provisions in Section XII that expressly "enable" the Corporation to recapture all unearned inventive compensation or payments, as required by the Proposal. The text of Section XII is as follows:

> XII. Material Negative Restatement
>
> (1) If the Corporation's reported financial or operating results become subject to a material negative restatement, the Compensation Committee [of the Board] may require any current or former [person subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which are called "reporting persons" herein)] to pay to the Corporation an amount corresponding to each award to that person under this [Incentive] Program, or portion of such award, that the Compensation Committee determines would not have been granted or paid if the Corporation's results as originally published had been equal to the Corporation's results as subsequently restated, provided that (a) any requirement or claim under this Section XII will apply only with respect to grantees who were reporting persons at the time the applicable amounts were awarded or paid; and (b) any requirement or claim under this Section XII must be made, if at all, within five years after the date the amount claimed was originally paid by the Corporation.
>
> (2) The obligations of reporting persons to make payments under this Section XII are independent of any involvement by those reporting persons in events that led

> to the restatement. The provisions of this Section XII are in addition to, not in lieu of, any remedies that the Corporation may have against any persons whose misconduct caused or contributed to a need to restate the Corporation's reported results.

An award under the Incentive Program constitutes a contract between the executive and the Corporation that is subject to the terms and conditions of Section XII of the Incentive Program.

Section XII of the Incentive Program thus provides for the recoupment requested by the Proposal. It enables the Board to seek repayment of awards made to executives based on inaccurately reported results, regardless of whether the executive was at fault. It is incorporated into the award instruments that executive grantees accept under the Incentive Program and is thus a binding contract with each individual executive grantee. The Incentive Program encompasses the substance of the Proposal and is more effective than a by-law or a policy because, unlike a by-law or policy, it binds the grantee, including the senior executives whose compensation the Proposal seeks to address.

Conclusion

In conclusion, it is our opinion that the Proposal has been more effectively implemented in the Incentive Program than it could be in a by-law or a policy.

We are admitted to practice law in New Jersey and New York. The foregoing opinion is limited to the laws of the State of New Jersey, the State of New York and of the United States. Except for submission of a copy of this letter to the Securities and Exchange Commission in connection with its consideration of inclusion and exclusion of materials in the Corporation's proxy materials for its 2008 annual meeting, this letter is not be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Day Pitney LLP

DAY PITNEY LLP

END